Elong Power Holding Ltd.

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000

September 27, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Ltd.
Registration Statement on Form F-4
File No. 333-280512

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Elong Power Holding Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 12:00 p.m., Eastern Time, on Monday, September 30, 2024, or as soon thereafter as practicable.

Sincerely,

/s/ Xiaodan Liu
Xiaodan Liu, Chief Executive Officer